Legg Mason, Inc.
100 International Drive
Baltimore, MD 21202

Exhibit (l)

January 8, 2020

ActiveShares® ETF Trust (the “Trust”)

620 Eighth Avenue

New York, NY 10019

Re: ActiveShares® ETF Trust

Ladies and Gentlemen:

We hereby agree to purchase from the Trust, which is an investment company offering multiple series (each, a “Fund” and collectively, the “Funds”), on a date to be specified by the Trust, and prior to the effective date of the Trust’s Registration Statement on Form N-1A, shares of beneficial interest of the Fund specified below (“Initial Shares”), par value 0.00001 per share, at the per-share purchase price set forth below, for an aggregate price of $100,000, to provide the initial capital the Trust requires pursuant to Section 14 of the Investment Company Act of 1940, as amended, in order to make a public offering of its shares.

Fund	Amount Purchased	Price Per Share	Shares Purchased
ClearBridge Focus Value ETF	$100,000	$25.00	4,000

We hereby represent that we are acquiring the Initial Shares for investment purposes, and not with any present intent of redeeming or selling the same; provided, however, that Legg Mason, Inc. or an affiliate may redeem the Initial Shares immediately prior to the commencement of the public offering of Fund shares if it promptly purchases shares of the Fund of equal value in the secondary market.

This agreement shall be deemed to have taken effect as of January 8, 2020.

Very truly yours,

Legg Mason, Inc.

By:	/s/ Robert I. Frenkel
Name:	Robert I. Frenkel
Title:	Vice President

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